Filed by Telenor ASA

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Commission File No.: 001-14522

Russian Government Approves Telenor/Altimo Deal

04.02.2010 08:43 (GMT+01:00)

The Russian Federal Commission on Foreign Investments has announced its approval of the proposed transaction between Telenor and Altimo in respect of the contribution of their respective ownership interests in OJSC VimpelCom and Kyivstar to a newly created company, VimpelCom Ltd. The announcement was made Wednesday by Igor Artemyev, head of the Russian Federal Antimonopoly Service (FAS).

The parties announced their execution of definitive agreements on 5 October 2009. Approval from Russian and Ukrainian authorities is a condition precedent to closing of the transaction.

Forward-Looking Statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Telenor ASA’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, the business of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) or Closed Joint Stock Company “Kyivstar G.S.M.” may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Telenor ASA expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

Additional Information

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication and distribution of this announcement and any separate documentation regarding the intended offer, the making of the intended offer or the issuance and offer to purchase OJSC VimpelCom shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this announcement must seek information as to any applicable local restrictions and comply therewith.

Neither Telenor ASA nor any of its affiliates undertakes any liability of any kind for any violation of applicable law. The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADSs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.

Telenor ASA intends for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holders or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available. TELENOR ASA URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website at (http://www.sec.gov) and from the information agent named in such materials once they have been filed with the SEC.